Mail Stop 4561

September 8, 2008

Mr. Martin A. Fishman
Vice President and General Counsel
Associated Estates Realty Corporation
1 AEC Parkway
Richmond Heights, Ohio 44143-1467

> **Re:** **Associated Estates Realty Corporation**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 27, 2008**
> **File No. 001-12486**

Dear Mr. Fishman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karen J. Garnett
Assistant Director